UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 2)
RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

SELECT MEDICAL HOLDINGS CORPORATION
(Name of the Issuer)

SELECT MEDICAL HOLDINGS CORPORATION
STALLION INTERMEDIATE CORPORATION
STALLION MERGERSUB CORPORATION
STALLION GROUP PARENT, LP
STALLION GROUP PARENT GP, LLC
WCAS XIV, L.P.
WCAS XIV ASSOCIATES LLC
WCAS MANAGEMENT, L.P.
WCAS MANAGEMENT, LLC
ROBERT A. ORTENZIO
MARTIN F. JACKSON
ROCCO A. ORTENZIO REVOCABLE TRUST, DTD 8-14-2007, AS AMENDED
ROBERT A. ORTENZIO DESCENDANTS TRUST
ROBERT A. ORTENZIO APRIL 2014 TRUST FOR BRYAN A. ORTENZIO
ROBERT A. ORTENZIO APRIL 2014 TRUST FOR KEVIN M. ORTENZIO
ROBERT A. ORTENZIO APRIL 2014 TRUST FOR MADELINE G. ORTENZIO
(Names of Persons Filing Statement)
Common Stock, $0.001 par value
(Title of Class of Securities)
81619Q105
(CUSIP Number of Class of Securities)

John F. Duggan
General Counsel & Corporate Secretary
Select Medical Holdings Corporation
4714 Gettysburg Road,
P.O. Box 2034,
Mechanicsburg, PA 17055
(717) 972-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Minh Van Ngo Andrew M. Wark Cravath, Swaine & Moore LLP Two Manhattan West 375 Ninth Avenue New York, NY 10001 (212) 474-1000	Scott A. Abramowitz Craig E. Marcus Ropes & Gray LLP 1211 Sixth Avenue New York, NY 10036 (212) 596 9000	Stephen Leitzell Michael Darby Dechert LLP Cira Centre 2929 Arch Street, Philadelphia, PA 19104 (215) 994-4000	Allison R. Schneirov Christopher M. Barlow Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000
This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION
This Amendment No. 2 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Select Medical Holdings Corporation, a Delaware corporation (the “Company”), and the issuer of the common stock, par value $0.001 per share (the “Company Shares”), that is subject to the Rule 13e-3 transaction, (ii) Stallion Intermediate Corporation, a Delaware corporation (“Parent”), (iii) Stallion MergerSub Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), (iv) Stallion Group Parent, LP, a Delaware limited partnership (“Group Parent”), (v) Stallion Group Parent GP, LLC, a Delaware limited liability company (“Stallion GP”), (vi) WCAS XIV, L.P., a Delaware limited partnership (“WCAS Fund XIV”), (vii) WCAS XIV Associates LLC (“Fund XIV GP”), (vii) WCAS Management, L.P., a Delaware limited partnership (“WCAS Management”), (viii) WCAS Management, LLC, a Delaware limited liability company (“WCAS Management GP”), and (ix)(a) Robert A. Ortenzio (“Mr. Ortenzio”), (b) Martin F. Jackson (“Mr. Jackson”), (c) Rocco A. Ortenzio Revocable Trust, dtd 8-14-2007, as amended, (d) Robert A. Ortenzio Descendants Trust, (e) Robert A. Ortenzio April 2014 Trust For Bryan A. Ortenzio, (f) Robert A. Ortenzio April 2014 Trust For Kevin M. Ortenzio and (g) Robert A. Ortenzio April 2014 Trust For Madeline G. Ortenzio (the Filing Persons described in clauses (a) and (c) through (g), the “Ortenzio Rollover Holders”, and together with Mr. Jackson, the “Rollover Holders”). The Rollover Holders are Filing Persons of this Schedule 13E-3 because they are affiliates of the Company under the SEC rules governing “going-private” transactions.
This Schedule 13E-3 relates to (1) the Agreement and Plan of Merger, dated March 2, 2026 (including all exhibits and documents attached thereto, the “Merger Agreement”), by and among the Company, Parent and Merger Sub (collectively referred to as the “Parties”), which is attached hereto as Exhibit (d)(i); (2) the Rollover Agreements, each dated March 2, 2026 (collectively, the “Rollover Agreements”), by and between each Rollover Holder and Parent, which is attached hereto as Exhibits (d)(ii)-(d)(viii); (3) the Interim Investors Agreement, dated March 2, 2026 (the “Interim Investors Agreement”), by and among Parent, Merger Sub, WCAS XIV, L.P. a Delaware limited partnership (“WCAS”), Mr. Ortenzio and Mr. Jackson, which is attached hereto as Exhibit (d)(ix); (4) the Equity Commitment Letter, dated March 2, 2026 (the “Equity Commitment Letter”), by and between WCAS and Parent, which is attached hereto as Exhibit (d)(x); (5) the Limited Guaranty, dated March 2, 2026 (the “Limited Guaranty”), by and between WCAS and the Company, which is attached hereto as Exhibit (d)(xi); and (6) the Amended and Restated Debt Commitment Letter, dated March 14, 2026 (the “Amended and Restated Debt Commitment Letter”), by and among Parent, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Bank of America, N.A., BofA Securities, Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Truist Bank, Truist Securities, Inc., Royal Bank of Canada, The Bank of Nova Scotia, Mizuho Bank, Ltd., Capital One, National Association, PNC Bank, National Association, PNC Capital Markets LLC and Fifth Third Bank, National Association (collectively, the “Debt Commitment Parties”), which is attached hereto as Exhibit (d)(xii).
On March 2, 2026, the Company entered into the Merger Agreement with Parent and Merger Sub, pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into the Company (the “Merger”) with the Company surviving the Merger (the “Surviving Corporation”). The Surviving Corporation will be collectively owned, directly or indirectly, by Parent, WCAS, affiliates of WCAS, the Rollover Holders and any other person that may agree to become a Rollover Holder prior to the Effective Time (as defined below) of the Merger.
Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Company Shares issued and outstanding immediately prior to the Effective Time (other than (i) Company Restricted Shares (as defined in the Merger Agreement); (ii) each share of Company Shares owned by the Company as treasury stock or owned by any direct or indirect wholly-owned subsidiary of the Company, which shall be automatically canceled without any conversion thereof; (iii) each share of Company Shares otherwise owned by Parent or Merger Sub, any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Rollover Holders or, to the extent designated in writing by Parent to the Company, any affiliate of Parent; and (iv) shares of Company Shares owned by stockholders of the Company who properly exercise appraisal rights under Section 262 of the Delaware General Corporation Law (“DGCL”)) will, at the Effective Time, cease to exist and automatically be converted into the right to receive an amount in cash equal to $16.50 per share (the “Merger Consideration”), without interest.
In connection with the Merger and concurrently with the execution and delivery of the Merger Agreement, each of the Rollover Holders entered into Rollover Agreements with Parent. Pursuant to the Rollover Agreements, and subject to the terms and conditions set forth therein, each Rollover Holder will, immediately prior to the Effective Time, contribute all or a portion of the shares of Company Shares held by such Rollover Holders to Parent (such contributed shares, collectively, the “Rollover Shares”), and Parent has agreed, concurrently with such contributions, to accept such Rollover Shares in exchange for the issuance by Parent to such Rollover Holder a number of newly issued shares of common stock of Parent equal to the number of Rollover Shares contributed by such Rollover Holder (such exchange, the “Rollover”). The Rollover Shares will automatically be canceled without any consideration therefor and will cease to exist at the Effective Time. In connection with entering into the Merger Agreement, on March 2, 2026, Parent, Merger Sub, WCAS, Mr. Ortenzio and Mr. Jackson entered into the Interim Investors Agreement governing the relationship among the parties thereto with respect to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. Pursuant to the Rollover Agreements, among other things, each Rollover Holder (a) is prohibited from selling, disposing of, assigning, pledging, collateralizing, encumbering or otherwise transferring any of such Rollover Holder’s Rollover Shares until the Closing (as defined below) without obtaining the prior written consent of Parent and (b) agreed to vote all of the shares of Company Shares beneficially owned by such Rollover Holder at the Special Meeting in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement.
In connection with the financing of the Merger and concurrently with the execution and delivery of the Merger Agreement, WCAS has committed to provide to Parent equity financing in an amount up to $880 million, subject to the terms and conditions set forth in the Equity Commitment Letter.
Pursuant to the Limited Guaranty, WCAS has, subject to the terms and conditions contained therein, agreed to pay certain obligations of Parent or Merger Sub under the Merger Agreement, subject to an aggregate cap equal to $143,009,627, including the Parent Termination Fee (as defined in the Merger Agreement) and certain fees and expenses payable by Parent or Merger Sub as specified in the Merger Agreement, if applicable.
In connection with the financing of the Merger, the Debt Commitment Parties agreed to provide Parent, subject to the terms and conditions set forth in the Amended and Restated Debt Commitment Letter, up to $1 billion aggregate principal amount of senior secured increasing rate bridge loans under a new senior secured credit facility (the “New Revolving Commitments”) for the purposes of paying the aggregate Merger Consideration and any other amounts required to be paid pursuant to the Merger Agreement at or prior to the consummation of the Merger and any fees, costs and expenses of or payable by Parent and Merger Sub in connection with the Merger and the other transactions contemplated under the Merger Agreement (the “Debt Financing”). The obligations of the Debt Commitment Parties to provide the Debt Financing under the Amended and Restated Debt Commitment Letter are subject to a number of customary conditions, including consummation of the Merger. The New Revolving Commitments will be reduced by the amount of gross proceeds available to Parent at Closing to consummate the Merger and the transactions contemplated by the Merger Agreement from debt securities or term loans issued or borrowed by the Company, Parent or their respective subsidiaries on or prior to the Closing Date. As of the time of the filing of this Schedule 13E-3, Parent intends that the Debt Financing will be replaced with $1 billion aggregate principal amount of incremental senior secured term loans borrowed by the Company under the Company’s existing $1.05 billion senior secured tranche B-2 term loan facility due 2031 and $600.0 million senior secured revolving credit facility due 2029 at the Closing in lieu of establishing and drawing upon the New Revolving Commitments.
The proposed Merger is a “going private transaction” under the rules of the Securities and Exchange Commission. If the Merger is completed, the Company will become a privately held company, wholly owned by Parent. Following the Closing, there will be no further market for the shares of Company Shares and, as promptly as practicable following the Effective Time and in compliance with applicable law, the Company Shares will be delisted from the NYSE, deregistered under the Exchange Act and will cease to be publicly traded.

The board of directors of the Company (the “Board”) (i) formed a special committee of the Board comprised solely of independent and disinterested directors of the Company (the “Special Committee”) to consider, review, evaluate, negotiate, recommend or approve any potential strategic transactions with potential acquirors and the Company or any other alternative transaction, including maintaining the status quo of the Company as a standalone company, (ii) delegated to the Special Committee, to the fullest extent permitted by law, the full power and authority of the Board, including the power and authority to (A) formulate, establish, oversee, direct and control the process for reviewing, evaluating and negotiating any potential transaction or any alternative thereto (each, a “Potential Transaction”), (B) evaluate, negotiate, approve, authorize, reject or recommend any Potential Transaction or any alternative thereto, which delegation, authorization and empowerment included the power under Section 203 of the DGCL to approve for purposes of Section 203 of the DGCL, any Potential Transaction or any alternative thereto and (C) determine not to proceed with any Potential Transaction, (iii) authorized and empowered the Special Committee to do all acts as may be necessary, advisable or appropriate in its judgment to carry out the duties of the Special Committee, (iv) resolved that the Board shall not approve, adopt or recommend any Potential Transaction unless the Special Committee shall have first recommended such Potential Transaction to the Board and (v) authorized the Special Committee to retain, at the Company’s expense, its own independent legal counsel, financial advisors, valuation experts and such other advisors and consultants as the Special Committee deemed necessary or appropriate to assist it in carrying out its duties. The Special Committee with the assistance of its own independent financial and legal advisors, considered, evaluated and negotiated the Merger Agreement and the transactions contemplated thereby, including the Merger. At the conclusion of its review, the Special Committee, among other things, unanimously (1) determined that it is fair to and in the best interests of the Company and the Company’s unaffiliated stockholders for the Company to enter into the Merger Agreement and declared the Merger Agreement and the transactions contemplated thereby advisable and (2) recommended that the Board (x) declare the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, advisable, (y) adopt the Merger Agreement and approve the Merger and other transactions contemplated by the Merger Agreement and (z) recommend adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, including the Merger, by the holders of Company Shares.
The disinterested members of the Board, acting upon the unanimous recommendation of the Special Committee, unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company and the holders of Company Shares, including the Company’s unaffiliated stockholders, (ii) adopted the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the Merger and the other transactions contemplated by the Merger Agreement, (iii) resolved to recommend that holders of Company Shares, including the Company’s unaffiliated stockholders, adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Merger, and (iv) directed that the Merger Agreement be submitted to the holders of Company Shares entitled to vote thereon for adoption thereby.
Under the terms of the Merger Agreement, the adoption of the Merger Agreement requires the affirmative vote of (i) the holders of Company Shares representing a majority of the aggregate voting power of the outstanding Company Shares entitled to vote thereon and (ii) the holders of Company Shares representing a majority of the aggregate voting power of the outstanding Company Shares entitled to vote thereon, excluding any shares of Company Shares beneficially owned by Parent, Merger Sub, each of the Rollover Holders and their respective affiliates, “associates” or members of their respective “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) (clauses (i) and (ii) collectively, the “Requisite Company Stockholder Approvals”). Under the Merger Agreement, the receipt of the Requisite Company Stockholder Approvals is a condition to the Closing, among other conditions as set forth in the Merger Agreement.
Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC its definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will, among other things, consider and vote upon a proposal to adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement, including the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and incorporated herein by reference.

Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.
Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.
While each of the Filing Persons acknowledges that the Merger is a “going-private” transaction for the purposes of Rule 13e-3 under the Exchange Act, the filing of this Schedule 13E-3 is not intended to be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.
The information concerning the Company contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.
Item 1.   Summary Term Sheet
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
Item 2.   Subject Company Information
(a)   Name and Address.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“THE PARTIES TO THE MERGER”
“IMPORTANT INFORMATION REGARDING THE PURCHASER FILING PARTIES”
“IMPORTANT INFORMATION REGARDING THE COMPANY”
“WHERE YOU CAN FIND ADDITIONAL INFORMATION”
(b)   Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“THE SPECIAL MEETING — Record Date; Shares Entitled to Vote; Quorum”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Security Ownership of Certain Beneficial Owners and Management”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Market Price of the Company Shares”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Dividends”

(c)   Trading Market and Price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SUMMARY TERM SHEET”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Market Price of the Company Shares”
(d)   Dividends.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“IMPORTANT INFORMATION REGARDING THE COMPANY — Dividends”
(e)   Prior Public Offerings.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“IMPORTANT INFORMATION REGARDING THE COMPANY — Prior Public Offerings”
(f)   Prior Stock Purchases.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“IMPORTANT INFORMATION REGARDING THE COMPANY — Transactions in Company Shares”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Past Contacts, Transactions, Negotiations and Agreements”
Item 3.   Identity and Background of Filing Person
(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. Select Medical Holdings Corporation is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“THE PARTIES TO THE MERGER”
“IMPORTANT INFORMATION REGARDING THE COMPANY”
“IMPORTANT INFORMATION REGARDING THE PURCHASER FILING PARTIES”
“WHERE YOU CAN FIND ADDITIONAL INFORMATION”
Item 4.   Terms of the Transaction
(a)(1) Tender Offers.   Not Applicable.
(a)(2) Merger or Similar Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Unaudited Prospective Financial Information”
“SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee”

“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Plans for the Company After the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Certain Effects on the Company if the Merger is Not Completed”
“SPECIAL FACTORS — Employment Agreements and Change in Control Agreements with Current Executive Officers”
“SPECIAL FACTORS — Equity Award Arrangements with Directors and Executive Officers”
“SPECIAL FACTORS — Employment Arrangements Following the Merger”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — U.S. Federal Income Tax Considerations of the Merger”
“SPECIAL FACTORS — Accounting Treatment”
“SPECIAL FACTORS — Litigation Relating to the Merger”
“SPECIAL FACTORS — Regulatory Approvals Required for the Merger”
“SPECIAL FACTORS — Health Care Licensing”
“SPECIAL FACTORS — Delisting and Deregistration of Company Shares”
“SPECIAL FACTORS — Fees and Expenses”
“THE SPECIAL MEETING”
“THE MERGER AGREEMENT”
“INTERIM INVESTORS AGREEMENT”
“PROVISIONS FOR UNAFFILIATED COMPANY STOCKHOLDERS”
“ROLLOVER AGREEMENTS”
“Annex A — Agreement and Plan of Merger”
“Annex B — Opinion of Goldman Sachs & Co. LLC”
“Annex C: Rollover Agreement — Robert A. Ortenzio”
“Annex D: Rollover Agreement — Martin F. Jackson”
“Annex E: Rollover Agreement — Robert A. Ortenzio Descendants Trust”
“Annex F: Rollover Agreement — Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended”
“Annex G: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio”
“Annex H: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio”
“Annex I: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio”

(c)   Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“SPECIAL FACTORS — Plans for the Company After the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Intent of the Company’s Directors and Executive Officers to Vote in Favor of the Merger”
“SPECIAL FACTORS — Intent of Certain Stockholders to Vote in Favor of the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Certain Effects on the Company if the Merger is Not Completed”
“SPECIAL FACTORS — Employment Agreements and Change in Control Agreements with Current Executive Officers”
“SPECIAL FACTORS — Equity Award Arrangements with Directors and Executive Officers”
“SPECIAL FACTORS — Employment Arrangements Following the Merger”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Fees and Expenses”
“SPECIAL FACTORS — Certain Material Relationships”
“THE MERGER AGREEMENT — Effect of the Merger”
“THE MERGER AGREEMENT — Merger Consideration”
“THE MERGER AGREEMENT — Exchange and Payment Procedures”
“THE MERGER AGREEMENT — Indemnification and Insurance”
“THE MERGER AGREEMENT — Employee Benefit Matters”
“ROLLOVER AGREEMENTS”
“PROPOSAL 2: THE COMPENSATION PROPOSAL”
“Annex A — Agreement and Plan of Merger”
“Annex C: Rollover Agreement — Robert A. Ortenzio”
“Annex D: Rollover Agreement — Martin F. Jackson”
“Annex E: Rollover Agreement — Robert A. Ortenzio Descendants Trust”
“Annex F: Rollover Agreement — Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended”
“Annex G: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio”

“Annex H: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio”
“Annex I: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio”
(d)   Appraisal Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“THE SPECIAL MEETING — Appraisal Rights”
“APPRAISAL RIGHTS”
“Annex A — Agreement and Plan of Merger”
(e)   Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“PROVISIONS FOR UNAFFILIATED COMPANY STOCKHOLDERS”
(f)   Eligibility for Listing or Trading.   Not Applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements
(a)   Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Employment Agreements and Change in Control Agreements with Current Executive Officers”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Intent of the Company’s Directors and Executive Officers to Vote in Favor of the Merger”
“SPECIAL FACTORS — Intent of Certain Stockholders to Vote in Favor of the Merger”
“SPECIAL FACTORS — Fees and Expenses”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Transactions in Company Shares”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Past Contacts, Transactions, Negotiations and Agreements”

“IMPORTANT INFORMATION REGARDING THE COMPANY — Prior Public Offerings”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Security Ownership of Certain Beneficial Owners and Management”
“IMPORTANT INFORMATION REGARDING THE PURCHASER FILING PARTIES”
“THE MERGER AGREEMENT”
“ROLLOVER AGREEMENTS”
“WHERE YOU CAN FIND ADDITIONAL INFORMATION”
“PROPOSAL 2: THE COMPENSATION PROPOSAL”
“Annex A — Agreement and Plan of Merger”
“Annex C: Rollover Agreement — Robert A. Ortenzio”
“Annex D: Rollover Agreement — Martin F. Jackson”
“Annex E: Rollover Agreement — Robert A. Ortenzio Descendants Trust”
“Annex F: Rollover Agreement — Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended”
“Annex G: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio”
“Annex H: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio”
“Annex I: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio”
(b)   Significant Corporate Events.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Plans for the Company After the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Employment Agreements and Change in Control Agreements with Current Executive Officers”
“SPECIAL FACTORS — Equity Award Arrangements with Directors and Executive Officers”
“SPECIAL FACTORS — Employment Arrangements Following the Merger”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Fees and Expenses”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Intent of the Company’s Directors and Executive Officers to Vote in Favor of the Merger”
“SPECIAL FACTORS — Intent of Certain Stockholders to Vote in Favor of the Merger”
“THE MERGER AGREEMENT”
“ROLLOVER AGREEMENTS”
“INTERIM INVESTORS AGREEMENT”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Transactions in Company Shares”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Past Contacts, Transactions, Negotiations and Agreements”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Prior Public Offerings”
“IMPORTANT INFORMATION REGARDING THE PURCHASER FILING PARTIES”
“PROPOSAL 1: THE MERGER PROPOSAL”
“Annex A — Agreement and Plan of Merger”
“Annex C: Rollover Agreement — Robert A. Ortenzio”
“Annex D: Rollover Agreement — Martin F. Jackson”
“Annex E: Rollover Agreement — Robert A. Ortenzio Descendants Trust”
“Annex F: Rollover Agreement — Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended”
“Annex G: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio”
“Annex H: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio”
“Annex I: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio”
“Annex J: Interim Investors Agreement”
(c)   Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Past Contacts, Transactions, Negotiations and Agreements”
“THE MERGER AGREEMENT”
“INTERIM INVESTORS AGREEMENT”
“ROLLOVER AGREEMENTS”
“Annex A — Agreement and Plan of Merger”
“Annex C: Rollover Agreement — Robert A. Ortenzio”
“Annex D: Rollover Agreement — Martin F. Jackson”
“Annex E: Rollover Agreement — Robert A. Ortenzio Descendants Trust”

“Annex F: Rollover Agreement — Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended”
“Annex G: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio”
“Annex H: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio”
“Annex I: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio”
“Annex J: Interim Investors Agreement”
(d)   Conflicts of interest.   Not Applicable.
(e)   Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Plans for the Company After the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Certain Effects on the Company if the Merger is Not Completed”
“SPECIAL FACTORS — Employment Agreements and Change in Control Agreements with Current Executive Officers”
“SPECIAL FACTORS — Equity Award Arrangements with Directors and Executive Officers”
“SPECIAL FACTORS — Employment Arrangements Following the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Intent of the Company’s Directors and Executive Officers to Vote in Favor of the Merger”
“SPECIAL FACTORS — Intent of Certain Stockholders to Vote in Favor of the Merger”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Fees and Expenses”
“THE SPECIAL MEETING — Votes Required”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Transactions in Company Shares”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Past Contacts, Transactions, Negotiations and Agreements”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Prior Public Offerings”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”
“THE MERGER AGREEMENT”
“ROLLOVER AGREEMENTS”
“INTERIM INVESTORS AGREEMENT”
“Annex A — Agreement and Plan of Merger”
“Annex C: Rollover Agreement — Robert A. Ortenzio”
“Annex D: Rollover Agreement — Martin F. Jackson”
“Annex E: Rollover Agreement — Robert A. Ortenzio Descendants Trust”
“Annex F: Rollover Agreement — Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended”
“Annex G: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio”
“Annex H: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio”
“Annex I: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio”
“Annex J: Interim Investors Agreement”
Item 6.   Purposes of the Transaction and Plans or Proposals
(b)   Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Plans for the Company After the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Certain Effects on the Company if the Merger is Not Completed”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Delisting and Deregistration of Company Shares”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Market Price of the Company Shares”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Dividends”
“IMPORTANT INFORMATION REGARDING THE PURCHASER FILING PARTIES”
“THE MERGER AGREEMENT”
“Annex A — Agreement and Plan of Merger”

(c)(1) – (8) Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Plans for the Company After the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Certain Effects on the Company if the Merger is Not Completed”
“SPECIAL FACTORS — Equity Award Arrangements with Directors and Executive Officers”
“SPECIAL FACTORS — Employment Arrangements Following the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Intent of the Company’s Directors and Executive Officers to Vote in Favor of the Merger”
“SPECIAL FACTORS — Intent of Certain Stockholders to Vote in Favor of the Merger”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Delisting and Deregistration of Company Shares”
“THE MERGER AGREEMENT”
“ROLLOVER AGREEMENTS”
“THE SPECIAL MEETING”
“Annex A — Agreement and Plan of Merger”
“Annex B — Opinion of Goldman Sachs & Co. LLC”
“Annex C: Rollover Agreement — Robert A. Ortenzio”
“Annex D: Rollover Agreement — Martin F. Jackson”
“Annex E: Rollover Agreement — Robert A. Ortenzio Descendants Trust”
“Annex F: Rollover Agreement — Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended”
“Annex G: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio”
“Annex H: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio”
“Annex I: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio”

Item 7.   Purposes, Alternatives, Reasons and Effects
(a)   Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Plans for the Company After the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Certain Effects on the Company if the Merger is Not Completed”
(b)   Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee”
“SPECIAL FACTORS — Materials Provided to the Special Committee by Goldman Sachs”
“SPECIAL FACTORS — Materials Provided to the Purchaser Filing Parties by Wells Fargo and JPMorgan”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Certain Effects on the Company if the Merger is Not Completed”
(c)   Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee”
“SPECIAL FACTORS — Materials Provided to the Special Committee by Goldman Sachs”

“SPECIAL FACTORS — Materials Provided to the Purchaser Filing Parties by Wells Fargo and JPMorgan”
“SPECIAL FACTORS — Unaudited Prospective Financial Information”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Plans for the Company After the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Certain Effects on the Company if the Merger is Not Completed”
“Annex B — Opinion of Goldman Sachs & Co. LLC”
(d)   Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Certain Effects on the Company if the Merger is Not Completed”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Plans for the Company After the Merger”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Fees and Expenses”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Intent of the Company’s Directors and Executive Officers to Vote in Favor of the Merger”
“SPECIAL FACTORS — Intent of Certain Stockholders to Vote in Favor of the Merger”
“SPECIAL FACTORS — Employment Agreements and Change in Control Agreements with Current Executive Officers”
“SPECIAL FACTORS — Equity Award Arrangements with Directors and Executive Officers”

“SPECIAL FACTORS — Employment Arrangements Following the Merger”
“SPECIAL FACTORS — U.S. Federal Income Tax Considerations of the Merger”
“SPECIAL FACTORS — Accounting Treatment”
“SPECIAL FACTORS — Litigation Relating to the Merger”
“SPECIAL FACTORS — Delisting and Deregistration of Company Shares”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Market Price of the Company Shares”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Dividends”
“IMPORTANT INFORMATION REGARDING THE PURCHASER FILING PARTIES”
“APPRAISAL RIGHTS”
“THE MERGER AGREEMENT — Effect of the Merger”
“THE MERGER AGREEMENT — Directors and Officers; Certificate of Incorporation; Bylaws”
“THE MERGER AGREEMENT — Merger Consideration”
“THE MERGER AGREEMENT — Employee Benefit Matters”
“THE MERGER AGREEMENT — Exchange and Payment Procedures”
“THE MERGER AGREEMENT — Indemnification and Insurance”
“THE MERGER AGREEMENT — Fees and Expenses”
“WHERE YOU CAN FIND ADDITIONAL INFORMATION”
“PROPOSAL 1: THE MERGER PROPOSAL”
“PROPOSAL 2: THE COMPENSATION PROPOSAL”
“ROLLOVER AGREEMENTS”
“Annex A — Agreement and Plan of Merger”
“Annex B — Opinion of Goldman Sachs & Co. LLC”
“Annex C: Rollover Agreement — Robert A. Ortenzio”
“Annex D: Rollover Agreement — Martin F. Jackson”
“Annex E: Rollover Agreement — Robert A. Ortenzio Descendants Trust”
“Annex F: Rollover Agreement — Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended”
“Annex G: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio”
“Annex H: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio”
“Annex I: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio”
Item 8.   Fairness of the Transaction
(a) – (b) Fairness; Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Plans for the Company After the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Certain Effects on the Company if the Merger is Not Completed”
“SPECIAL FACTORS — Employment Agreements and Change in Control Agreements with Current Executive Officers”
“SPECIAL FACTORS — Equity Award Arrangements with Directors and Executive Officers”
“SPECIAL FACTORS — Employment Arrangements Following the Merger”
“SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee”
“SPECIAL FACTORS — Materials Provided to the Special Committee by Goldman Sachs”
“SPECIAL FACTORS — Materials Provided to the Purchaser Filing Parties by Wells Fargo and JPMorgan”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT — Indemnification and Insurance”
“Annex B — Opinion of Goldman Sachs & Co. LLC”
The discussion materials prepared by Goldman Sachs & Co. LLC (“Goldman Sachs”) and provided to the Special Committee, dated December 23, 2025, January 12, 2026, January 29, 2026, February 6, 2026, February 8, 2026, February 10, 2026, February 23, 2026, February 25, 2026, February 28, 2026, March 2, 2026 and March 11, 2026, are attached hereto as Exhibit (c)(iv) through and including Exhibit (c)(xiv) and are each incorporated by reference herein.
The discussion materials prepared by Wells Fargo Securities, LLC (“Wells Fargo”) and J.P. Morgan Securities LLC (“JPMorgan”) and provided to the Purchaser Filing Parties, dated November 2025 and March 1, 2026, are attached hereto as Exhibits (c)(ii)-(c)(iii) and are each incorporated by reference herein.
(c)   Approval of Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”

“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“THE MERGER AGREEMENT — Conditions to the Closing of the Merger”
“THE SPECIAL MEETING — Record Date; Shares Entitled to Vote; Quorum”
“THE SPECIAL MEETING — Votes Required”
“THE SPECIAL MEETING — Voting of Proxies”
“THE SPECIAL MEETING — Abstentions”
“THE SPECIAL MEETING — Broker Non-Votes”
“THE SPECIAL MEETING — Revocability of Proxies”
“THE SPECIAL MEETING — Adjournment”
“THE SPECIAL MEETING — Solicitation of Proxies”
“THE SPECIAL MEETING — Appraisal Rights”
“APPRAISAL RIGHTS”
“ROLLOVER AGREEMENTS”
“STOCKHOLDER PROPOSALS AND NOMINATIONS”
“PROPOSAL 1: THE MERGER PROPOSAL”
“Annex A — Agreement and Plan of Merger”
“Annex C: Rollover Agreement — Robert A. Ortenzio”
“Annex D: Rollover Agreement — Martin F. Jackson”
“Annex E: Rollover Agreement — Robert A. Ortenzio Descendants Trust”
“Annex F: Rollover Agreement — Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended”
“Annex G: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio”
“Annex H: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio”
“Annex I: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio”
(d)   Unaffiliated Representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”

“SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee”
“PROVISIONS FOR UNAFFILIATED COMPANY STOCKHOLDERS”
“Annex B — Opinion of Goldman Sachs & Co. LLC”
(e)   Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Intent of the Company’s Directors and Executive Officers to Vote in Favor of the Merger”
“SPECIAL FACTORS — Intent of Certain Stockholders to Vote in Favor of the Merger”
“IMPORTANT INFORMATION REGARDING THE COMPANY”
“IMPORTANT INFORMATION REGARDING THE PURCHASER FILING PARTIES”
(f)   Other Offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“IMPORTANT INFORMATION REGARDING THE COMPANY”
“THE MERGER AGREEMENT — Solicitation of Other Offers”
“THE MERGER AGREEMENT — Company Recommendation Changes”
“Annex A — Agreement and Plan of Merger”
Item 9.   Reports, Opinions, Appraisals and Negotiations
(a) – (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee”
“SPECIAL FACTORS — Materials Provided to the Special Committee by Goldman Sachs”
“SPECIAL FACTORS — Materials Provided to the Purchaser Filing Parties by Wells Fargo and JPMorgan”
“SPECIAL FACTORS — Unaudited Prospective Financial Information”
“WHERE YOU CAN FIND ADDITIONAL INFORMATION”
“Annex B —  Opinion of Goldman Sachs & Co. LLC”
The discussion materials prepared by Goldman Sachs and provided to the Special Committee, dated December 23, 2025, January 12, 2026, January 29, 2026, February 6, 2026, February 8, 2026, February 10, 2026, February 23, 2026, February 25, 2026, February 28, 2026, March 2, 2026 and March 11, 2026, are attached hereto as Exhibit (c)(iv) through and including Exhibit (c)(xiv) and are each incorporated by reference herein.
The discussion materials prepared by Wells Fargo and JPMorgan and provided to the Purchaser Filing Parties, dated November 2025 and March 1, 2026, are attached hereto as Exhibits (c)(ii)-(c)(iii) and are each incorporated by reference herein.
The reports, opinions or appraisals referenced in this Item 9 are filed herewith or incorporated by reference herein and will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Company Shares or representative who has been designated in writing, and copies may be obtained by requesting them in writing from the Company at the email address provided under the caption “Where You Can Find Additional Information” in the Proxy Statement, which is incorporated herein by reference.
Item 10.   Source and Amount of Funds or Other Consideration
(a) – (b) Source of Funds; Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Equity Award Arrangements with Directors and Executive Officers”
“SPECIAL FACTORS — Fees and Expenses”

“THE MERGER AGREEMENT”
“Annex A — Agreement and Plan of Merger”
The Equity Commitment Letter, the Limited Guaranty and the Amended and Restated Debt Commitment Letter are each attached as Exhibits (d)(x)-(xii) and incorporated herein by reference.
(c)   Expenses.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Fees and Expenses”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Certain Effects on the Company if the Merger is Not Completed”
“THE SPECIAL MEETING — Solicitation of Proxies”
“THE MERGER AGREEMENT ”
“THE MERGER AGREEMENT — Termination of the Merger Agreement”
“THE MERGER AGREEMENT — Parent Termination Fee”
“THE MERGER AGREEMENT — Company Termination Fee”
“THE MERGER AGREEMENT — Indemnification and Insurance”
“THE MERGER AGREEMENT — Other Covenants”
“THE MERGER AGREEMENT — Fees and Expenses”
“THE MERGER AGREEMENT — Limitations of Liability”
“Annex A — Agreement and Plan of Merger”
(d)   Borrowed Funds.
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Financing of the Merger”
“THE MERGER AGREEMENT”
“Annex A — Agreement and Plan of Merger”
Item 11.   Interest in Securities of the Subject Company
(a)   Securities Ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Employment Agreements and Change in Control Agreements with Current Executive Officers”
“SPECIAL FACTORS — Equity Award Arrangements with Directors and Executive Officers”
“SPECIAL FACTORS — Employment Arrangements Following the Merger”
“SPECIAL FACTORS — Intent of the Company’s Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS — Intent of Certain Stockholders to Vote in Favor of the Merger”
“THE SPECIAL MEETING — Record Date; Shares Entitled to Vote; Quorum”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Security Ownership of Certain Beneficial Owners and Management”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Transactions in Company Shares”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Past Contacts, Transactions, Negotiations and Agreements”
“IMPORTANT INFORMATION REGARDING THE PURCHASER FILING PARTIES”
“ROLLOVER AGREEMENTS”
“Annex C: Rollover Agreement — Robert A. Ortenzio”
“Annex D: Rollover Agreement — Martin F. Jackson”
“Annex E: Rollover Agreement — Robert A. Ortenzio Descendants Trust”
“Annex F: Rollover Agreement — Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended”
“Annex G: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio”
“Annex H: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio”
“Annex I: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio”
(b)   Securities Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Equity Award Arrangements with Directors and Executive Officers”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Transactions in Company Shares”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Past Contacts, Transactions, Negotiations and Agreements”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Prior Public Offerings”
“THE MERGER AGREEMENT”
“ROLLOVER AGREEMENTS”
“Annex A — Agreement and Plan of Merger”
“Annex C: Rollover Agreement — Robert A. Ortenzio”
“Annex D: Rollover Agreement — Martin F. Jackson”
“Annex E: Rollover Agreement — Robert A. Ortenzio Descendants Trust”
“Annex F: Rollover Agreement — Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended”
“Annex G: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio”
“Annex H: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio”

“Annex I: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio”
Item 12.   The Solicitation or Recommendation
(d)   Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Intent of the Company’s Directors and Executive Officers to Vote in Favor of the Merger”
“SPECIAL FACTORS — Intent of Certain Stockholders to Vote in Favor of the Merger”
“THE SPECIAL MEETING — Record Date; Shares Entitled to Vote; Quorum”
“THE SPECIAL MEETING — Shares Held by the Company’s Directors and Executive Officers”
“THE SPECIAL MEETING — Votes Required”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Security Ownership of Certain Beneficial Owners and Management”
“ROLLOVER AGREEMENTS”
“Annex C: Rollover Agreement — Robert A. Ortenzio”
“Annex D: Rollover Agreement — Martin F. Jackson”
“Annex E: Rollover Agreement — Robert A. Ortenzio Descendants Trust”
“Annex F: Rollover Agreement — Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended”
“Annex G: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio”
“Annex H: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio”
“Annex I: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio”
(e)   Recommendation of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“THE SPECIAL MEETING — Shares Held by the Company’s Directors and Executive Officers”
“PROPOSAL 1: THE MERGER PROPOSAL”
“ROLLOVER AGREEMENTS”
“Annex C: Rollover Agreement — Robert A. Ortenzio”
“Annex D: Rollover Agreement — Martin F. Jackson”
“Annex E: Rollover Agreement — Robert A. Ortenzio Descendants Trust”
“Annex F: Rollover Agreement — Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended”
“Annex G: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio”
“Annex H: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio”
“Annex I: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio”
Item 13.   Financial Statements
(a)   Financial Information.   The audited financial statements set forth in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2025, filed on February 19, 2026, including the portions of the Company’s Definitive Proxy Statement on Schedule 14A for the April 23, 2026 annual meeting of stockholders, filed on March 4, 2026, are incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Unaudited Prospective Financial Information”
“SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee”
“SPECIAL FACTORS — Materials Provided to the Special Committee by Goldman Sachs”
“SPECIAL FACTORS — Materials Provided to the Purchaser Filing Parties by Wells Fargo and JPMorgan”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Selected Historical Consolidated Financial Data”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Book Value per Share”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Market Price of the Company Shares”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Dividends”
“WHERE YOU CAN FIND ADDITIONAL INFORMATION”
(b)   Pro Forma Information.   Not Applicable.
Item 14.   Persons/Assets, Retained, Employed, Compensated or Used
(a) – (b) Solicitations or Recommendations; Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS”
“THE SPECIAL MEETING”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee and the Company Board”
“SPECIAL FACTORS — Purposes and Reasons of the Purchaser Filing Parties”
“SPECIAL FACTORS — Position of the WCAS Filing Parties and Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS — Position of the Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Intent of the Company’s Directors and Executive Officers to Vote in Favor of the Merger”
“SPECIAL FACTORS — Intent of Certain Stockholders to Vote in Favor of the Merger”
“SPECIAL FACTORS — Fees and Expenses”
“THE MERGER AGREEMENT — Fees and Expenses”
“IMPORTANT INFORMATION REGARDING THE COMPANY”
“IMPORTANT INFORMATION REGARDING THE PURCHASER FILING PARTIES”
“ROLLOVER AGREEMENTS”
“Annex C: Rollover Agreement — Robert A. Ortenzio”
“Annex D: Rollover Agreement — Martin F. Jackson”
“Annex E: Rollover Agreement — Robert A. Ortenzio Descendants Trust”
“Annex F: Rollover Agreement — Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended”
“Annex G: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio”
“Annex H: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio”
“Annex I: Rollover Agreement — Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio”
Item 15.   Additional Information
(b)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Equity Award Arrangements with Directors and Executive Officers”
“THE MERGER AGREEMENT — Merger Consideration”
“THE MERGER AGREEMENT — Employee Benefit Matters”

“PROPOSAL 2: THE COMPENSATION PROPOSAL”
“Annex A — Agreement and Plan of Merger”
(c)   Other Material Information.   The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.
Item 16.   Exhibits
The following exhibits are filed herewith:
Exhibit No.	Description
(a)(2)(i)	Definitive Proxy Statement of Select Medical Holdings Corporation (included in the Schedule 14A filed on May 19, 2026, and incorporated herein by reference) (the “Proxy Statement”).
(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(5)(i)	Press Release, dated March 2, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Select Medical Holdings Corporation with the SEC on March 3, 2026).
(c)(i)	Opinion of Goldman Sachs & Co. LLC, dated as of March 2, 2026.
(c)(ii)	Discussion materials prepared by Wells Fargo Securities, LLC and JPMorgan Securities LLC, dated March 1, 2026, for the Buyer Consortium.
(c)(iii)	Discussion materials prepared by Wells Fargo Securities, LLC and JPMorgan Securities LLC, dated November 2025, for the Buyer Consortium.
(c)(iv)	Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 23, 2025, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(v)	Discussion materials prepared by Goldman Sachs & Co. LLC, dated January 12, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(vi)	Discussion materials prepared by Goldman Sachs & Co. LLC, dated January 29, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(vii)	Discussion materials prepared by Goldman Sachs & Co. LLC, dated February 6, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(viii)	Discussion materials prepared by Goldman Sachs & Co. LLC, dated February 8, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(ix)	Discussion materials prepared by Goldman Sachs & Co. LLC, dated February 10, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(x)	Discussion materials prepared by Goldman Sachs & Co. LLC, dated February 23, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(xi)	Discussion materials prepared by Goldman Sachs & Co. LLC, dated February 25, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(xii)	Discussion materials prepared by Goldman Sachs & Co. LLC, dated February 28, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(xiii)	Discussion materials prepared by Goldman Sachs & Co. LLC, dated March 2, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(xiv)	Discussion materials prepared by Goldman Sachs & Co. LLC, dated March 11, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(d)(i)
Agreement and Plan of Merger, dated March 2, 2026, by and between Select Medical Holdings Corporation, Stallion Intermediate Corporation and Stallion MergerSub Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Select Medical Holdings Corporation with the SEC on March 3, 2026).

Exhibit No.	Description
(d)(ii)
Rollover Agreement, dated March 2, 2026, by and between Stallion Intermediate Corporation and Robert A. Ortenzio (incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed by Mr. Ortenzio, Mr. Jackson and the Estate of Rocco A. Ortenzio with the SEC on March 4, 2026).

(d)(iii)
Rollover Agreement, dated March 2, 2026, by and between Stallion Intermediate Corporation and Martin F. Jackson (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed by Mr. Ortenzio, Mr. Jackson and the Estate of Rocco A. Ortenzio with the SEC on March 4, 2026).

(d)(iv)
Rollover Agreement, dated March 2, 2026, by and between Stallion Intermediate Corporation and the Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio (incorporated by reference to Exhibit 99.7 to the Schedule 13D/A filed by Mr. Ortenzio, Mr. Jackson and the Estate of Rocco A. Ortenzio with the SEC on March 4, 2026).

(d)(v)
Rollover Agreement, dated March 2, 2026, by and between Stallion Intermediate Corporation and the Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio (incorporated by reference to Exhibit 99.8 to the Schedule 13D/A filed by Mr. Ortenzio, Mr. Jackson and the Estate of Rocco A. Ortenzio with the SEC on March 4, 2026).

(d)(vi)
Rollover Agreement, dated March 2, 2026, by and between Stallion Intermediate Corporation and the Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio (incorporated by reference to Exhibit 99.9 to the Schedule 13D/A filed by Mr. Ortenzio, Mr. Jackson and the Estate of Rocco A. Ortenzio with the SEC on March 4, 2026).

(d)(vii)
Rollover Agreement, dated March 2, 2026, by and between Stallion Intermediate Corporation and the Robert A. Ortenzio Descendants Trust (incorporated by reference to Exhibit 99.10 to the Schedule 13D/A filed by Mr. Ortenzio, Mr. Jackson and the Estate of Rocco A. Ortenzio with the SEC on March 4, 2026).

(d)(viii)
Rollover Agreement, dated March 2, 2026, by and between Stallion Intermediate Corporation and the Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended (incorporated by reference to Exhibit 99.11 to the Schedule 13D/A filed by Mr. Ortenzio, Mr. Jackson and the Estate of Rocco A. Ortenzio with the SEC on March 4, 2026).

(d)(ix)
Interim Investors Agreement, dated March 2, 2026, by and between Stallion Intermediate Corporation, Stallion MergerSub Corporation, Robert A Ortenzio and Martin F. Jackson (incorporated by reference to Exhibit 99.12 to the Schedule 13D/A filed by Mr. Ortenzio, Mr. Jackson and the Estate of Rocco A. Ortenzio with the SEC on March 4, 2026).

(d)(x)	Equity Commitment Letter, dated March 2, 2026, by and between WCAS XIV, L.P. and Stallion Intermediate Corporation.
(d)(xi)	Limited Guaranty, dated March 2, 2026, by and between WCAS XIV, L.P. and Stallion Intermediate Corporation.
(d)(xii)
Amended and Restated Debt Commitment Letter, dated March 14, 2026, by and among JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Bank of America, N.A., BofA Securities, Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Truist Bank, Truist Securities, Inc., Royal Bank of Canada, The Bank of Nova Scotia, Mizuho Bank, Ltd., Capital One, National Association, PNC Bank, National Association, PNC Capital Markets LLC, Fifth Third Bank, National Association and Stallion Intermediate Corporation.

(f)	Section 262 of the DGCL.
(g)	Not Applicable.
107*	Filing Fee Table.

*
Previously filed with the Transaction Statement on Schedule 13E-3 with the SEC on April 15, 2026.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SELECT MEDICAL HOLDINGS CORPORATION
/s/ John F. Duggan

Name:
John F. Duggan

Title:
Executive Vice President, General Counsel and Secretary

Date: May 20, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
STALLION INTERMEDIATE CORPORATION
By:
/s/ Ting Gu

Name:
Ting Gu

Title:
Vice President and Secretary

Date: May 20, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
STALLION MERGERSUB CORPORATION
By:
/s/ Ting Gu

Name:
Ting Gu

Title:
Vice President and Secretary

Date: May 20, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
STALLION GROUP PARENT, LP
By:
Stallion Group Parent GP, LLC, its general partner

By:
/s/ Ting Gu

Name:
Ting Gu

Title:
Vice President and Secretary

Date: May 20, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
STALLION GROUP PARENT GP, LLC
By: WCAS XIV, L.P., its sole member
By:
WCAS XIV Associates LLC, its general partner

By:
/s/ Jennifer Martin

Name:
Jennifer Martin

Title:
Managing Member

Date: May 20, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
WCAS XIV, L.P.
By:
WCAS XIV Associates LLC, its general partner

By:
/s/ Jennifer Martin

Name:
Jennifer Martin

Title:
Managing Member

Date: May 20, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
WCAS XIV ASSOCIATES LLC
By:
/s/ Jennifer Martin

Name:
Jennifer Martin

Title:
Managing Member

Date: May 20, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
WCAS MANAGEMENT, L.P.
By:
WCAS MANAGEMENT, LLC, its general partner

By:
/s/ Jennifer Martin

Name:
Jennifer Martin

Title:
Treasurer

Date: May 20, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
WCAS MANAGEMENT, LLC
By:
/s/ Jennifer Martin

Name:
Jennifer Martin

Title:
Treasurer

Date: May 20, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ROBERT A. ORTENZIO
/s/ Robert A. Ortenzio

Date: May 20, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
MARTIN F. JACKSON
/s/ Martin F. Jackson

Date: May 20, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ROBERT A. ORTENZIO DESCENDANTS TRUST
By:
/s/ Robert Nause

Name:
Select Asset Management & Truste, Robert Nause, Secretary & Treasurer

Title:
Trustee

Date: May 20, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ROCCO A. ORTENZIO REVOCABLE TRUST, DTD 8-14-2007, AS AMENDED
By:
/s/ Robert A. Ortenzio

Name:
Robert A. Ortenzio

Title:
Trustee

Date: May 20, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ROBERT A. ORTENZIO APRIL 2014 TRUST FOR BRYAN A. ORTENZIO
By:
/s/ Robert Nause

Name:
Select Asset Management & Truste, Robert Nause, Secretary & Treasurer

Title:
Trustee

Date: May 20, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ROBERT A. ORTENZIO APRIL 2014 TRUST FOR KEVIN M. ORTENZIO
By:
/s/ Robert Nause

Name:
Select Asset Management & Truste, Robert Nause, Secretary & Treasurer

Title:
Trustee

Date: May 20, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ROBERT A. ORTENZIO APRIL 2014 TRUST FOR MADELINE G. ORTENZIO
By:
/s/ Robert Nause

Name:
Select Asset Management & Truste, Robert Nause, Secretary & Treasurer

Title:
Trustee

Date: May 20, 2026
[Signature Page to Schedule 13E-3]